Latest Technology with Smart Control and Energy Monitoring

Our heat pump incorporates the latest technology, including smart control systems and energy monitoring. This allows users to easily adjust settings for optimal comfort and efficiency through their smartphones or other devices. The energy monitoring feature provides real-time data on energy consumption and efficiency, enabling homeowners to make informed decisions to minimize energy use and costs.


02/12/2024 10:30 AM
24°C
56%
70%
30°C
Temperature
Plant Water
62°C
Temperature
Boiler Water

Revolutionary Technology


ENERGY EFFICIENCY:
Gas boilers have an efficiency of around 90%, meaning some energy will always be lost.
ENVIRONMENTAL IMPACT:
On average, gas boilers produce around 2.2 tonnes of CO2 per year.
HEATING ONLY
Gas boilers produce only heating and will need a seperate unit for cooling.
GAS BOILER
VS
HEAT PUMP
DALRADA HOME
ENERGY EFFICIENCY:
Heat pumps can deliver 300%-500% more heat than the electricity it uses.
ENVIRONMENTAL IMPACT:
Heat pumps can reduce greenhouse gas emissions by up to 80%.
HEATING AND COOLING
Heat pumps can provide both heating and cooling, by acting as air conditioners during warmer months.


DALRADA HOME
DALRADA HOME
DALRADA HOME
01:40